================================================================================

                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                   Report of Foreign Private Issuer Pursuant
        to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended September 30, 2001

                        Commission File Number 000-27811

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                             Republic of Singapore
                (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 362-2838
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

================================================================================

     The Company is incorporating by reference the information and exhibits set forth in this Form 6-K into its registration statements on Form F-3 (Registration No. 333-56878); Form S-8 (Registration No. 333-89849); Form S-8 (Registration No. 333-63814); and Form S-8 (Registration No. 333-63816).


CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to "we," "us," the "company" or "Chartered" are to Chartered Semiconductor Manufacturing Ltd, a company organized under the laws of the Republic of Singapore.

     In this Quarterly Report on Form 6-K ("Quarterly Report"), all references to "$" and "US$" are to the legal currency of the United States, and all references to "S$" are to the legal currency of Singapore. References to a particular "fiscal" year are to our fiscal year ended December 31 of that year.

     Our financial statements are presented in accordance with United States generally accepted accounting principles ("U.S. GAAP"). In this Quarterly Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.


FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

     This Quarterly Report contains forward-looking statements, as defined in the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our new fabrication facility, Fab 7 and expected pilot production date, the accruals we have made for the estimated cost of obtaining technology licenses and loss on a licensing agreement, the amount of expenses that we expect to recognize with respect to the modifications to our capacity expansion plans, the expected impact of adopting FASB Statements No. 141, 142, 143 and 144 reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could affect the forward looking statements are: changes in the market outlook and trends, the rate of technology migration, the competitiveness of our technology roadmap and customer demands, changes in economic conditions in the United States and globally, unforeseen delays or interruptions in our plans for our fabrication facilities, including Fab 7, the performance level of our fabrication facilities, the availability of materials, equipment, manpower and timely regulatory approvals and the availability of financing and the terms thereof. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition, a description of certain other risks and uncertainties which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements


           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (In thousands of US Dollars, except share and per share data)


                                                                         US GAAP
                                                     ----------------------------------------------
                                                      THREE MONTHS ENDED         NINE MONTHS ENDED
                                                         SEPTEMBER 30,             SEPTEMBER 30,
                                                     ---------------------    ---------------------
                                                        2000       2001          2000         2001
                                                     --------    ---------    --------    ---------
Net revenue                                          $305,630    $  79,229    $815,421    $ 386,590
Cost of revenue                                       202,048      154,161     532,974      514,646
                                                     --------    ---------    --------    ---------
Gross profit (loss)                                   103,582      (74,932)    282,447     (128,056)
                                                     --------    ---------    --------    ---------

Operating expenses:
  Research and development                             17,388       18,553      52,502       60,408
  Fab start-up costs                                    1,590        1,881      18,832       10,999
  Sales and marketing                                   9,182        7,928      26,177       25,415
  General and administrative                           22,946       10,068      63,223       33,528
  Other operating expenses                             11,570           --      11,570           --
                                                     --------    ---------    --------    ---------
      Total operating expenses                         62,676       38,430     172,304      130,350
                                                     --------    ---------    --------    ---------

Operating income (loss)                                40,906     (113,362)    110,143     (258,406)
Equity in income (loss) of SMP                          4,960      (20,962)      2,932      (64,814)
Other income                                            4,778        4,904       7,421       17,952
Interest income                                        17,101       11,617      37,945       39,418
Interest expense                                       (5,081)     (12,067)    (12,868)     (27,075)
Exchange gain (loss)                                    2,917       (1,724)      7,042         (168)
                                                     --------    ---------    --------    ---------
Income (loss) before income taxes                      65,581     (131,594)    152,615     (293,093)
Income taxes                                           (4,721)      (4,217)    (12,733)     (17,473)
                                                     --------    ---------    --------    ---------
Income (loss) before minority interest                 60,860     (135,811)    139,882     (310,566)
Minority interest in loss of CSP                       10,776       17,476      27,532       53,766
                                                     --------    ---------    --------    ---------
Net income (loss)                                    $ 71,636    $(118,335)   $167,414    $(256,800)
                                                     ========    =========    ========    =========

Derivative and hedging activities, including
 cumulative effect-type-adjustment                   $     --    $ (11,382)   $     --    $  (9,174)
Foreign currency translation                               --           11          --          (11)
                                                     --------    ---------    --------    ---------
Other comprehensive loss                                   --      (11,371)         --       (9,185)
                                                     --------    ---------    --------    ---------
Comprehensive loss                                   $     --    $(129,706)   $     --    $(265,985)
                                                     ========    =========    ========    =========

Net income (loss) per share and ADS

Basic net income (loss) per share                    $   0.05    $   (0.09)   $   0.13    $   (0.19)
Diluted net income (loss) per share                      0.05        (0.09)       0.12        (0.19)

Basic net income (loss) per ADS                      $   0.52    $   (0.86)   $   1.26    $   (1.86)
Diluted net income (loss) per ADS                        0.51        (0.86)       1.24        (1.86)

Number of shares (in millions) used in computing:
- basic net income (loss) per share                   1,376.8      1,382.5     1,330.4      1,381.3
- effect of dilutive options                             20.1           --        24.2           --
                                                     --------    ---------    --------    ---------
- diluted net income (loss) per share                 1,396.9      1,382.5     1,354.6      1,381.3
                                                     --------    ---------    --------    ---------

Number of ADS (in millions) used in computing:
- basic net income (loss) per ADS                       137.7        138.3       133.0        138.1
- effect of dilutive options                              2.0           --         2.4           --
                                                     --------    ---------    --------    ---------
- diluted net income (loss) per ADS                     139.7        138.3       135.4        138.1
                                                     --------    ---------    --------    ---------

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                          (In thousands of US Dollars)


                                                                                US GAAP
                                                                    -------------------------------
                                                                                AS OF
                                                                    -------------------------------
                                                                    DECEMBER 31,      SEPTEMBER 30,
                                                                        2000              2001
                                                                    ------------      -------------
ASSETS
Cash and cash equivalents                                            $  924,116         $1,178,778
Accounts receivable                                                     185,042             96,020
Inventories                                                              34,003              9,908
Other current assets                                                     21,388             14,375
                                                                     ----------         ----------
      Total current assets                                            1,164,549          1,299,081
Property, plant and equipment, net                                    1,917,896          1,912,136
Investment in SMP                                                        90,408             66,434
Other non-current assets                                                 44,269             55,889
                                                                     ----------         ----------
      Total assets                                                   $3,217,122         $3,333,540
                                                                     ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable                                                     $  191,205       $    117,647
Current installments of obligations under capital leases                  7,822                 --
Current installments of long-term debt                                  156,343            241,212
Accrued operating expenses                                              205,340            155,380
Other current liabilities                                                55,118             90,576
                                                                     ----------         ----------
      Total current liabilities                                         615,828            604,815
Long-term debt, excluding current installments                          426,120            862,982
Other liabilities                                                        67,870             74,954
                                                                     ----------         ----------
      Total liabilities                                               1,109,818          1,542,751
Minority interests                                                      138,021             80,814
Shareholders' equity                                                  1,969,283          1,709,975
                                                                     ----------         ----------
      Total liabilities and shareholders' equity                     $3,217,122         $3,333,540
                                                                     ==========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

           CHARTERED SEMICONDUCTOR MANUFACTURING LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (In thousands of US Dollars)


                                                                             US GAAP
                                                                  ---------------------------------
                                                                      FOR THE NINE MONTHS ENDED
                                                                  ---------------------------------
                                                                  SEPTEMBER 30,       SEPTEMBER 30,
                                                                      2000                2001
                                                                  -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                   $  167,414         $ (256,800)
Adjustments to reconcile net income (loss) to net cash
 provided by operating activities:
  Equity in (income) loss of SMP                                        (2,932)            64,814
  Depreciation and amortization                                        243,613            329,359
  Foreign exchange (gain) loss on financing activities                  (2,631)             2,069
  Minority interest in loss of CSP                                     (27,532)           (53,766)
  Loss on disposal of property, plant and equipment                      2,991                 39
  Other                                                                 (5,410)           (13,636)
Changes in operating working capital:
  Accounts receivable                                                  (17,454)           100,631
  Amount due to ST, ST affiliates, CSP and SMP, net                     (4,203)            (9,926)
  Inventories                                                           (4,352)            24,095
  Prepaid expenses                                                      (1,317)            (1,701)
  Trade accounts payable                                                   684             (5,016)
  Accrued operating expenses                                           106,647            (49,960)
  Other current liabilities                                             10,436              2,529
                                                                    ----------         ----------
Net cash provided by operating activities:                             465,954            132,731
                                                                    ----------         ----------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of property, plant and equipment                     32,407             14,589
Purchase of property, plant and equipment                             (695,122)          (396,900)
Technology license fees paid                                            (6,180)            (6,000)
Investment in SMP                                                      (35,784)                --
                                                                    ----------         ----------
Net cash used in investing activities:                                (704,679)          (388,311)
                                                                    ----------         ----------

CASH FLOWS FROM FINANCING ACTIVITIES
Customer deposits, net                                                  (2,886)            10,190
Long term debt
  Borrowings                                                           149,929            622,625
  Repayments                                                           (84,609)          (119,739)
Issuance of shares by the Company, net                                 576,025              3,739
Issuance of shares by CSP to minority shareholders                      79,716                 --
Capital lease payments                                                  (2,692)            (6,883)
                                                                    ----------         ----------
Net cash provided by financing activities:                             715,483            509,932
                                                                    ----------         ----------

Net increase in cash and cash equivalents                              476,758            254,352
Effect of exchange rate changes on cash and cash equivalents              (551)               310
Cash at the beginning of the period                                    544,996            924,116
                                                                    ----------         ----------
Cash at the end of the period                                       $1,021,203         $1,178,778
                                                                    ==========         ==========

The accompanying notes are an integral part of these condensed consolidated financial statements.

                    CHARTERED SEMICONDUCTOR MANUFACTURING LTD
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

1.   Business and Organization

     Chartered Semiconductor Manufacturing Ltd currently owns, or has an interest in, five fabrication facilities, all of which are located in Singapore. Fabs 1, 2 and 3 are wholly-owned and operated by the Company. The Company does not have a Fab 4. Fab 5 is operated by Silicon Manufacturing Partners Pte Ltd ("SMP"), which is jointly-owned with Agere Systems Singapore Pte Ltd ("Agere"). Fab 6 is operated by Chartered Silicon Partners Pte Ltd ("CSP"), which is jointly-owned with Agilent Technologies Europe B.V. ("Agilent"), Singapex Investments Pte Ltd ("Singapex"), a wholly-owned subsidiary of Singapore Technologies Pte Ltd ("ST") and EDB Investments Pte Ltd ("EDBI"). See "Modification in Ownership Structure of CSP (Fab 6)" for more detailed discussions. Our sixth fab, Fab 7, which is substantially completed with pilot production currently planned for 2003, is wholly-owned and will be operated by the Company.

     The Company was incorporated in Singapore in 1987. As of September 30, 2001, the Company was 60.7% owned by ST, and its affiliates. ST is one of Singapore's largest industrial conglomerates and is indirectly wholly-owned by the Government of Singapore.


2.   Basis of Presentation

     The results of operations reflect the interim adjustments, all of which are of a normal recurring nature and which, in the opinion of management, are necessary for a fair presentation of the results for such interim period. The results reported in these unaudited condensed consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. These financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2000.


3.   Principles of Consolidation

     The accompanying condensed quarterly financial statements reflect the consolidated financial statements of Chartered Semiconductor Manufacturing Ltd and its majority owned and controlled affiliates. All significant inter-company balances and transactions have been eliminated in consolidation.


4.   Contingencies

     As is typical in the semiconductor industry, the Company from time to time receives communications from third parties asserting patents that cover certain of its technologies and alleging infringements of certain intellectual property rights of others. The Company has acquired certain technology licenses and may seek to obtain other licenses in the future. There can be no assurance that the Company will be able to obtain such future licenses on commercially reasonable terms, or at all.

     The Company has accrued a liability for, and charged to the results of operations, the estimated costs of obtaining such licenses for third party technology. The amount accrued was $11.8 million as of September 30, 2001. No assurance can be given that such provisions are adequate.

     During the three months ended September 30, 2001, the Company modified its plans for the expansion of its capacity, which will result in a reduction in the Company's previously planned capital expenditures for 2001. No material expenses were recognized during the quarter ended September 30, 2001 with respect to such modifications. However, such expenses may be material to the Company's results of operations in future periods.


5.   Inventories

     The Company states inventories at the lower of cost, determined on the weighted average basis, or market (net realizable value) and they consist of the following:


                                                                                AS OF
                                                                  ---------------------------------
                                                                  DECEMBER 31,        SEPTEMBER 30,
                                                                      2000                2001
                                                                  ------------        -------------
                                                                     (IN THOUSANDS OF US DOLLARS)
Raw materials                                                        $ 2,349             $   850
Work in process                                                       26,564               4,570
Consumable supplies and spares                                         5,166               5,048
                                                                     -------             -------
                                                                      34,079              10,468
Allowance for inventory obsolescence                                     (76)               (560)
                                                                     -------             -------
                                                                     $34,003             $ 9,908
                                                                     =======             =======


6.   Capital leases

     Future minimum lease payments under the US dollar denominated capital leases for equipment and machinery are as follows:

                                                                                AS OF
                                                                  ---------------------------------
                                                                  DECEMBER 31,        SEPTEMBER 30,
                                                                      2000                2001
                                                                  ------------        -------------
                                                                    (IN THOUSANDS OF US DOLLARS)
Payable in year ending December 31, 2001                            $ 8,196               $--
                                                                    -------               ---
Total minimum lease payments                                          8,196                --
Amounts representing interest at rates ranging from
 5.90% to 6.06% per annum                                              (374)               --
                                                                    -------               ---
Present value of minimum lease payments                               7,822                --
Less current installments of capital lease obligations               (7,822)               --
                                                                    -------               ---
Obligations under capital leases, excluding current installments    $    --               $--
                                                                    =======               ===

     The minimum lease payments were guaranteed by ST.

7.   Long-term debt

     The Company's long-term debt is summarized below:

                                                                                AS OF
                                                                 ----------------------------------
                                                                  DECEMBER 31,        SEPTEMBER 30,
                                                                      2000                2001
                                                                 --------------      --------------
                                                                    (IN THOUSANDS OF US DOLLARS)
Singapore dollar loans at fixed rates of 4% to 4.25%
 repayable in semi-annual installments                              $ 387,513         $  300,192
Singapore dollar loans at floating rates repayable in
 February 2002 and June 2002                                           57,550             57,060
US dollar loan at floating rates repayable in semi-annual
 installments                                                         137,400            163,600
2.50% Senior Convertible Notes Due 2006                                    --            583,342
                                                                    ---------         ----------
                                                                      582,463          1,104,194
Less current installments                                            (156,343)          (241,212)
                                                                    ---------         ----------
Long-term debt, excluding current installments                      $ 426,120         $  862,982
                                                                    =========         ==========

8.   Recent pronouncements

     In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement No. 142. Statement No. 142 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which was issued in August 2001. The Company is required to adopt the provisions of Statement No. 141 immediately and Statement No. 142 effective January 1, 2002. Management believes that the adoption of Statement No.'s 141 and 142 will not have a material effect on the Company's financial position or results of operations.

     In the same month, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated asset retirement costs. This statement applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) normal use of the asset.

     Statement No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company will adopt the provisions of Statement No. 143 for the quarter ending March 31, 2003. It is not practicable for management to estimate the impact of adopting this Statement at the date of this report.

     In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which supersedes Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Statement No. 144 retains the fundamental provisions of Statement No. 121 for recognition and measurement of the impairment of long-lived assets to be held and used and measurement of long-lived assets to be disposed of by sale. Statement No. 144 addresses certain implementation issues related to Statement No. 121. This Statement also supersedes the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations
- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. Statement No. 144 retains the basic provisions of Opinion No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity, rather than a segment of a business. Management does not believe it is practicable to estimate the impact of adopting Statement No. 144 at the date of this report.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations


RESULTS OF OPERATIONS

     The following table sets forth certain operating data as a percentage of net revenue for the periods indicated:

                                         THREE MONTHS ENDED          NINE MONTHS ENDED
                                            SEPTEMBER 30,              SEPTEMBER 30,
                                         -------------------         -----------------
                                          2000         2001           2000        2001
                                         -----        ------         -----       -----
                                                (AS A PERCENTAGE OF NET REVENUE)
Net revenue                              100.0%        100.0%        100.0%      100.0%
Cost of revenue                           66.1         194.6          65.4       133.1
                                         -----        ------         -----       -----
Gross profit (loss)                       33.9         (94.6)         34.6       (33.1)
                                         -----        ------         -----       -----

Operating expenses:
  Research and development                 5.7          23.4           6.4        15.6
  Fab start-up costs                       0.5           2.4           2.3         2.8
  Sales and marketing                      3.0          10.0           3.2         6.6
  General and administrative               7.5          12.7           7.8         8.7
  Other operating expenses                 3.8            --           1.4          --
                                         -----        ------         -----       -----
      Total operating expenses            20.5          48.5          21.1        33.7
                                         -----        ------         -----       -----

Operating income (loss)                   13.4        (143.1)         13.5       (66.8)
Equity in income (loss) of SMP             1.6         (26.5)          0.3       (16.8)
Other income                               1.6           6.2           0.9         4.6
Interest income                            5.6          14.7           4.7        10.2
Interest expense                          (1.7)        (15.2)         (1.6)       (7.0)
Exchange gain (loss)                       1.0          (2.2)          0.9         0.0
                                         -----        ------         -----       -----
Income (loss) before income taxes         21.5        (166.1)         18.7       (75.8)
Income tax expense                        (1.6)         (5.3)         (1.5)       (4.5)
                                         -----        ------         -----       -----

                                         THREE MONTHS ENDED          NINE MONTHS ENDED
                                            SEPTEMBER 30,              SEPTEMBER 30,
                                         -------------------         -----------------
                                          2000         2001           2000        2001
                                         -----        ------         -----       -----
                                                (AS A PERCENTAGE OF NET REVENUE)
Income (loss) before minority interest    19.9        (171.4)         17.2       (80.3)
Minority interest in loss of CSP           3.5          22.0           3.3        13.9
                                         -----        ------         -----       -----
Net income (loss)                         23.4%       (149.4)%        20.5%      (66.4)%
                                         =====        ======         =====       =====

Three months ended September 30, 2000 and September 30, 2001

     Net revenue. Net revenue decreased 74.1% from $305.6 million for the three months ended September 30, 2000 to $79.2 million for the three months ended September 30, 2001. On a dollar basis, more than half of the decline was in the communications segment; the computer and the consumer segments declined to a lesser extent.

     The number of eight-inch equivalent wafers shipped decreased from 246.0 thousand wafers for the three months ended September 30, 2000 to 64.4 thousand wafers for the three months ended September 30, 2001, due to lower demand.

     Average selling price decreased from $1,242 per wafer for the three months ended September 30, 2000 to $1,231 per wafer for the three months ended September 30, 2001, primarily due to product mix change.

     Cost of revenue and gross profit. Cost of revenue decreased 23.7% from $202.0 million for the three months ended September 30, 2000 to $154.2 million for the three months ended September 30, 2001. Lower direct costs and cost savings from our cost reduction programs were partly offset by higher depreciation of $21.0 million as a result of an increase in installed capacity of approximately 13%. Gross profit was negative $74.9 million, or negative 94.6% of net revenue, down from $103.6 million, or 33.9% of net revenue, for the same quarter a year ago, primarily due to lower revenues and higher depreciation.

     Research and development expenses. Research and development expenses increased by 6.7% from $17.4 million for the three months ended September 30, 2000 to $18.6 million for the three months ended September 30, 2001 as we stepped up investments in next-generation technologies and modules, in support of our strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs increased $0.3 million from $1.6 million for the three months ended September 30, 2000 to $1.9 million for the three months ended September 30, 2001. Fab start-up costs for both periods were related to Fab 7.

     Sales and marketing expenses. Sales and marketing expenses decreased by 13.7% from $9.2 million for the three months ended September 30, 2000 to $7.9 million for the three months ended September 30, 2001, primarily due to reductions in payroll and related expenses.

     General and administrative expenses. General and administrative expenses decreased by 56.1% from $22.9 million for the three months ended September 30, 2000 to $10.1 million for the three months ended September 30, 2001 due primarily to reductions in payroll and related expenses.

     Other operating expenses. During the three months ended September 30, 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to September 30,

2000 results of operations as we do not expect to derive value from the payments in future periods. As of September 30, 2001, we have paid $5.0 million of such liability and we believe that the accrued balance fully covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in income (loss) of SMP. Our share of the income in SMP was $5.0 million for the three months ended September 30, 2000 compared with a loss of $21.0 million for the three months ended September 30, 2001 due primarily to a significant drop in the utilization rate caused by reduced demand. See "Investment in SMP" for more detailed discussions.

     Other income. Other income increased $0.1 million from $4.8 million for the three months ended September 30, 2000 to $4.9 million for the three months ended September 30, 2001.

     Interest income. Interest income decreased from $17.1 million for the three months ended September 30, 2000 to $11.6 million for the three months ended September 30, 2001 due to lower interest rates for fixed deposits placed.

     Interest expense. Interest expense increased from $5.1 million for the three months ended September 30, 2000 to $12.1 million for the three months ended September 30, 2001, due primarily to higher interest expense accrued based on yield to maturity rate of 5.25% per year and amortization of the underwriting discount associated with the convertible notes offering completed in early April 2001.

     Exchange gain. We recognized exchange gains of $2.9 million for the three months ended September 30, 2000 compared with a loss of $1.7 million for the three months ended September 30, 2001. The exchange differences are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes decreased from $4.7 million for the three months ended September 30, 2000 to $4.2 million for the three months ended September 30, 2001 due to lower taxes payable on the lower level of interest income partly offset by higher taxes payable on Fab 1's income as its pioneer status expired on January 1, 2001. Subsequent to the quarter ended September 30, 2001, we received in-principle approval from the Economic Development Board for the post-pioneer status for Fab 1 which will allow Fab 1 to pay a concessionary tax rate of 10%.

     Minority interest in loss of CSP. Minority interest in loss of CSP increased from $10.8 million for the three months ended September 31, 2000 to $17.5 million for the three months ended September 30, 2001 due primarily to higher depreciation and lower utilization.

Nine months ended September 30, 2000 and September 30, 2001

     Net revenue. Net revenue decreased 52.6% from $815.4 million for the nine months ended September 30, 2000 to $386.6 million for the nine months ended September 30, 2001. The significant drop in revenues was mainly due to lower shipments to the communications segments.

     The number of eight-inch equivalent wafers shipped decreased from 682.4 thousand wafers for the nine months ended September 30, 2000 to 318.6 thousand wafers for the nine months ended September 30, 2001, due to lower demand.

     Average selling price increased from $1,195 per wafer for the nine months ended September 30, 2000 to $1,214 per wafer for the nine months ended September 30, 2001 as a result of product mix enrichment.

     Cost of revenue and gross profit. Cost of revenue decreased 3.4% from $533.0 million for the nine months ended September 30, 2000 to $514.6 million for the nine months ended September 30, 2001. Lower direct costs and cost savings from our cost reduction programs were offset by higher depreciation of $80.6 million, as a result of an increase in installed capacity of approximately 22%. Gross profit was negative $128.1 million, or negative 33.1% of net revenue, down from profit of $282.4 million, or 34.6% of net revenue, for the same period a year ago, reflecting the impact of lower revenues and higher depreciation.

     Research and development expenses. Research and development expenses increased by 15.1% from $52.5 million for the nine months ended September 30, 2000 to $60.4 million for the nine months ended September 30, 2001 as we stepped up investments in next-generation technologies and modules in support of our strategy to provide a full suite of processes necessary for enabling system-level integration.

     Fab start-up costs. Fab start-up costs of $18.8 million for the nine months ended September 30, 2000 consisted of start-up costs mostly relating to Fab 6 (CSP) whereas the $11.0 million for the nine months ended September 30, 2001 relate to Fab 7.

     Sales and marketing expenses. Sales and marketing expenses decreased from $26.2 million for the nine months ended September 30, 2000 to $25.4 million for the nine months ended September 30, 2001.

     General and administrative expenses. General and administrative expenses decreased by 53.0% from $63.2 million for the nine months ended September 30, 2000 to $33.5 million for the nine months ended September 30, 2001 due primarily to a reduction in payroll and related expenses.

     Other operating expenses. During the nine months ended September 30, 2000, we accrued a liability and recorded a charge of $11.6 million to reflect the estimated loss on a licensing agreement. The loss represents the estimated amounts to be paid to the licensor as a result of restructuring the terms of the agreement. The loss has been charged to September 30, 2000 results of operations as we do not expect to derive value from the payments in future periods. As of September 30, 2001, we have paid $5.0 million of such liability and we believe that the accrued balance fully covers the specified issue and do not anticipate the need for additional accruals for this matter.

     Equity in income (loss) of SMP. Our share of the income in SMP was $2.9 million for the nine months ended September 30, 2000 and share of loss in SMP was $64.8 million for the nine months ended September 30, 2001 due primarily to a significant drop in the utilization rate caused by reduced demand. See "Investment in SMP" for more detailed discussions.

     Other income. Other income increased from $7.4 million for the nine months ended September 30, 2000 to $18.0 million for the nine months ended September 30, 2001, due primarily to grant income related to our research and development activities and staff training.

     Interest income. Interest income increased from $37.9 million for the nine months ended September 30, 2000 to $39.4 million for the nine months ended September 30, 2001 mainly due to the receipt of proceeds from the convertible notes issuance in April 2001 which was placed in fixed deposits, partly offset by lower interest rate for fixed deposits placed.

     Interest expense. Interest expense increased from $12.9 million for the nine months ended September 30, 2000 to $27.1 million for the nine months ended September 30, 2001, due primarily to higher interest expense accrued based on a yield to maturity rate of 5.25% per year and the amortization of the underwriting discount associated with the convertible notes issued in early April 2001.

     Exchange gain. We recognized exchange gains of $7.0 million for the nine months ended September 30, 2000 and exchange losses of $0.2 million for the nine months ended September 30, 2001. The exchange differences are due primarily to currency fluctuations between the U.S. dollar and the Singapore dollar and Japanese yen.

     Income tax expense. Income taxes increased from $12.7 million for the nine months ended September 30, 2000 to $17.5 million for the nine months ended September 30, 2001 due to taxes payable on the higher level of interest income and higher taxes payable on Fab 1's income as its pioneer status expired on January 1, 2001. Subsequent to the quarter ended September 30, 2001, we received in-principle approval from the Economic Development Board for the post-pioneer status for Fab 1 which will allow Fab 1 to pay a concessionary tax rate of 10%.

     Minority interest in loss of CSP. Minority interest in loss of CSP increased from $27.5 million for the nine months ended September 30, 2000 to $53.8 million for the nine months ended September 30, 2001 due primarily to higher depreciation and lower utilization.


MODIFICATION IN OWNERSHIP STRUCTURE OF CSP (FAB 6)

     Under an agreement signed on October 22, 2001, Agilent Technologies Europe B.V. ("Agilent"), agreed to sell one-half of its 30% share in Chartered Silicon Partners Pte Ltd ("CSP"), to Singapex Investments Pte Ltd ("Singapex") and EDB Investments Pte Ltd ("EDBI"), in equal proportion, for an undisclosed amount. The sale of the 7.5% share in CSP to Singapex was completed on October 23, 2001, and the sale of a further 7.5% share in CSP to EDBI was completed on November 7, 2001. Thereafter, Chartered, EDBI, Agilent and Singapex own 51%, 26.5%, 15% and 7.5%, respectively.

     In connection with Agilent's sale to Singapex and EDBI, on October 22, 2001, the parties entered into a Deed of Accession and Ratification relating to the Joint Venture Agreement dated March 13, 1997 as amended by Amendment Agreement (No. 1) dated July 4, 1997 and Amendment Agreement (No. 2) dated October 1, 1999 and Deed of Accession and Ratification dated November 9, 1999 in respect of CSP.

     The reduction in ownership automatically results in a pro-rata reduction in Agilent's maximum capacity entitlement and in the financial obligation associated with its minimum wafer purchase commitment requirement, in accordance with the terms of the Assured Supply and Demand Agreement 64-225 dated July 4, 1997 as amended by Amendment Agreement No. 1 dated November 5, 1998, Amendment Agreement No. 2 dated June 17, 1999, and the Novation and Amendment Agreement dated November 9, 1999, each of which was filed as an exhibit to our annual report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission on March 21, 2001.


LIQUIDITY AND CAPITAL RESOURCES

     As of September 30, 2001, our principal sources of liquidity included $1,178.8 million in cash and cash equivalents and $939.0 million of unutilized banking and credit facilities consisting of short and medium term advances and bank guarantees.

     Net cash provided by operating activities totaled $466.0 million for the nine months ended September 30, 2000 and $132.7 million for the nine months ended September 30, 2001. The decrease was primarily due to the net loss incurred for the nine months ended September 30, 2001, compared with net income for the corresponding period in 2000, after taking into account the effect of non-cash adjustments and the less favorable working capital change. The non-cash adjustments in the nine months ended September 30, 2001 were primarily due to depreciation and amortization, and equity in loss of SMP. The less favorable working capital change during the same period was primarily due to the decrease in accrued operating expenses, partly offset by a decrease in accounts receivable and inventories.

     Net cash used in investing activities totaled $704.7 million for the nine months ended September 30, 2000 and $388.3 million for the nine months ended September 30, 2001. Investing activities consisted primarily of capital expenditures totaling $695.1 million for the nine months ended September 30, 2000 and $396.9 million for the nine months ended September 30, 2001. Capital expenditures for the nine months ended September 30, 2001 were mainly related to the purchase of semiconductor equipment for Fab 3 and Fab 6 (CSP), and construction and installation of mechanical and electrical fittings for Fab 7. During the three months ended September 30, 2001, we modified the plans for the expansion of our capacity, which resulted in a reduction in our total planned capital expenditures for 2001 from $700 million to $550 million. No material expenses were recognized during the quarter ended September 30, 2001 with respect to such modifications. However, such expenses may be material to our results of operations in future periods.

     Net cash provided by financing activities totaled $715.5 million for the nine months ended September 30, 2000 and was principally from the cash proceeds from our follow-on offering in May 2000, long-term borrowings incurred to finance the capital expenditures at CSP and issuance of shares by CSP to minority shareholders, partly offset by the repayment of loans. Net cash provided by financing activities totaled $509.9 million for the nine months ended September 30, 2001. This was principally from the cash proceeds from our convertible notes issued in early April 2001 and long-term borrowings incurred to finance the capital expenditures at CSP, partly offset by the repayment of term loans.

INVESTMENT IN SMP

     Our investment in SMP as of December 31, 2000 and September 30, 2001 is shown below:

                                                                  AS OF
                                                     -------------------------------
                                                     DECEMBER 31,      SEPTEMBER 30,
                                                         2000              2001
                                                     ------------      -------------
                                                      (IN THOUSANDS OF US DOLLARS)
Cost                                                  $120,959           $120,959
Share of retained post-formation losses                (30,551)           (42,202)
Share of accumulated other comprehensive loss               --            (12,323)
                                                      --------           --------
                                                      $ 90,408           $ 66,434
                                                      ========           ========

     We account for our 49% investment in SMP using the equity method. Under the strategic alliance agreement, the parties do not share SMP's net results in the same ratio as the equity holding. Instead, each party is entitled to the gross profits from sales to the customers that it directs to SMP, after deducting its share of the overhead costs of SMP. Accordingly, we account for our share of SMP's net results based on the gross profits from sales to the customers that we direct to SMP, after deducting our 49% share of the overhead costs.

     Under the assured supply and demand agreement that both the joint venture partners signed with SMP, the joint venture partners are billed for certain unrecovered costs if the wafers started for them are less than their allocated capacity. For the three months and nine months ended September 30, 2001, the amounts billed and billable to us were $11.8 million and $53.2 million, respectively, for the unrecovered costs.

     Summarized financial information for SMP is shown below:

                                                              As of
                                               ----------------------------------
                                               DECEMBER 31,         SEPTEMBER 30,
                                                   2000                 2001
                                               ------------         -------------
                                                  (IN THOUSANDS OF US DOLLARS)
Current assets                                   $102,618              $121,642
Other assets                                        4,704                 3,948
Property, plant and equipment                     576,583               545,191
Current liabilities                                99,517                61,390
Long-term debt                                    375,000               375,000
Other liabilities                                      --                31,059
Shareholders' equity                              209,388               203,332


                                  THREE MONTHS ENDED      NINE MONTHS ENDED
                                      SEPTEMBER 30,          SEPTEMBER 30,
                                  ------------------      -----------------
                                    2000      2001          2000      2001
                                  -------   -------       --------  --------
                                          (IN THOUSANDS OF US DOLLARS)
Net revenue(1)                    $67,396   $63,297       $148,901  $210,435
Gross profit                       17,128    12,195         21,562    48,449
Operating income                   15,922    10,159         18,552    42,889
Net income (loss)                  11,563       (86)         7,424    19,092

------------
Note (1): Net revenue includes amounts billed and billable to joint venture partners for unrecovered costs of $11.8 million and $65.4 million for the three months and nine months ended September 30, 2001, respectively.

     We continues to aggressively identify ways to reduce its cost and expense base while still maintaining significant investments in technology development. One such new action was the operational integration of Fab 3 and SMP's Fab (Fab
5), which was implemented with effect from October 15, 2001. The fabs shared a single shell but had two separate administrative structures prior to their operational integration. By implementing this change, Chartered and Agere Systems were able to free up key technical resources and also provide enhanced flexibility and better utilization of the combined equipment base. There was no change in the ownership structure of this joint venture fab.


Item 3.  Quantitative and Qualitative Disclosures About Market Risk

     For a discussion of the above, please see the section captioned "Management's Discussion and Analysis of Financial Conditions and Results of Operations - Quantitative and Qualitative Disclosures About Market Risk" in our Annual Report on Form 20-F dated March 21, 2001 which is incorporated herein by reference.


                          PART II - OTHER INFORMATION


Item 1.  Legal Proceedings

     The Company is not involved in any legal proceedings that we believe would be harmful to the Company.


Item 2.  Changes in Securities and Use of Proceeds

     None


Item 3.  Defaults Upon Senior Securities.

     None.


Item 4.  Submission of Matters to a Vote of Security Holders.

     None.


Item 5.  Other Information

     None.


Item 6.  Exhibits and Reports on Form 6-K

(a)   Exhibits

6.1* Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the Company.

------------
* Filed herewith

6.2* Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated February 17, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

(b)   Reports on Form 6-K

     During the quarter ended September 30, 2001, the Company filed the following current reports on Form 6-K:

1. On July 20, 2001, we filed a Form 6-K reporting the announcement of our earnings for the second quarter ended June 30, 2001.

2. On August 1, 2001, we filed a Form 6-K reporting the sale of ordinary shares by our President and Chief Executive Officer, Barry Waite, as reported to the Singapore Exchange Securities Trading Limited and the announcement of a structured plan for the personal acquisition and limited sale of Company shares by our President and Chief Executive Officer, Barry Waite.

3. On August 14, 2001, we filed a Form 6-K reporting our quarterly information for the quarter ended June 30, 2001.

4. On August 31, 2001, we filed a Form 6-K reporting the reiteration of our earnings guidance for third quarter 2001.

------------
* Filed herewith

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: Nov 14, 2001

                                            CHARTERED SEMICONDUCTOR
                                            MANUFACTURING LTD

                                            By:          /s/ Barry Waite
                                                --------------------------------
                                            Name:  Barry Waite
                                            Title: President and Chief Executive
                                                   Officer


                                            By:        /s/ Chia Song Hwee
                                                --------------------------------
                                            Name:  Chia Song Hwee
                                            Title: Senior Vice President, Chief
                                                   Financial Officer and Chief
                                                   Administrative Officer

                                  Exhibit Index

6.1* Agreement for Sub-License and Sub-Lease (Private Lot A12787(e)) dated July 30, 2001 by and between Singapore Technologies Pte Ltd and the Company.

6.2* Building Agreement relating to Private Lot A12787(e) Woodlands Industrial Park D, G.S. No. 3696K, Mukim No. 13 dated February 17, 1998 by and between Jurong Town Corporation and Singapore Technologies Pte Ltd.

------------
* Filed herewith